                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under The Securities Exchange Act of 1934

                 COMPANIA BOLIVIANA de ENERGIA ELECTRICA S.A. -
                         BOLIVIAN POWER COMPANY LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Shares, Without Nominal or Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   204425 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                David H. Peterson
                 Compania Boliviana de Energia Electrica S.A. -
                         Bolivian Power Company Limited
                       Obrajes, Ave. Hernando Siles #5635
                              Entre Calles 10 y 11
                                 La Paz, Bolivia
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 with a copy to:
                                Frank Voigt, Esq.
                              Dorsey & Whitney LLP
                             Pillsbury Center South
                             220 South Sixth Street
                        Minneapolis, Minnesota 55402-1498
                                 (612) 340-2781

                                 August 26, 1999
              Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

--------------------------------------------------------------------------------------------------------------------
                                             CUSIP NO. 204425 102
------------- ------------------------------------------------------------------------------------------------------

     1        Name of reporting person:                                                 Tosli Acquisition B.V.
              I.R.S. Identification Numbers of above person (entities only):            N/A

------------- ------------------------------------------------------------------------------------------------------
     2        Check the appropriate box if a member of a group (see instructions)                     (a)  [X]
                                                                                                      (b)  [ ]

------------- ------------------------------------------------------------------------------------------------------
     3        SEC use only

------------- ------------------------------------------------------------------------------------------------------
     4        Sources of funds (see instructions)                                                           AF

------------- ------------------------------------------------------------------------------------------------------
     5        Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)          [ ]

------------- ------------------------------------------------------------------------------------------------------
     6        Citizenship or place of organization                                             The Netherlands

------------- ------------------------------------------------------------------------------------------------------
              Number of shares beneficially owned by each reporting person with:
              (7)  Sole voting power [0]
              (8)  Shared voting power [4,030,762]
              (9)  Sole dispositive power [0]
              (10) Shared dispositive power [4,030,762]

------------- ------------------------------------------------------------------------------------------------------
     11       Aggregate amount beneficially owned by each reporting person                           4,030,762

------------- ------------------------------------------------------------------------------------------------------
     12       Check if the aggregate amount in Row (11) excludes certain shares (see instructions)         [ ]

------------- ------------------------------------------------------------------------------------------------------
     13       Percent of class represented by amount in Row (11)                                         96.6%

------------- ------------------------------------------------------------------------------------------------------
     14       Type of reporting person  (see instructions)                                                  CO

------------- ------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                CUSIP NO. 204425 102
------------- ------------------------------------------------------------------------------------------------------
     1        Name of reporting person:                                                 Tosli Investments N.V.
              I.R.S. Identification Nos. of above person (entities only):               N/A

------------- ------------------------------------------------------------------------------------------------------
     2        Check the appropriate box if a member of a group (see instructions)                      (a) [X]
                                                                                                       (b) [ ]

------------- ------------------------------------------------------------------------------------------------------
     3        SEC use only
------------- ------------------------------------------------------------------------------------------------------
     4        Sources of funds (see instructions)                                                           AF

------------- ------------------------------------------------------------------------------------------------------
     5        Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)          [ ]

------------- ------------------------------------------------------------------------------------------------------
     6        Citizenship or place of organization                                             The Netherlands

------------- ------------------------------------------------------------------------------------------------------
              Number of shares beneficially owned by each reporting person with:
              (7)  Sole voting power [0]
              (8)  Shared voting power [4,030,762]
              (9)  Sole dispositive power [0]
              (10) Shared dispositive power [4,030,762]

------------- ------------------------------------------------------------------------------------------------------
     11       Aggregate amount beneficially owned by each reporting person                           4,030,762

------------- ------------------------------------------------------------------------------------------------------
     12       Check if the aggregate amount in Row (11) excludes certain shares (see instructions)         [ ]

------------- ------------------------------------------------------------------------------------------------------
     13       Percent of class represented by amount in Row (11)                                         96.6%

------------- ------------------------------------------------------------------------------------------------------
     14       Type of reporting person (see instructions)                                                   CO

------------- ------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                CUSIP NO. 204425 102
------------- ------------------------------------------------------------------------------------------------------
     1        Name of reporting person:                                                          Vattenfall AB
              I.R.S. Identification Nos. of above person (entities only):                        N/A

------------- ------------------------------------------------------------------------------------------------------
     2        Check the appropriate box if a member of a group (see instructions)                      (a) [X]
                                                                                                       (b) [ ]

------------- ------------------------------------------------------------------------------------------------------
     3        SEC use only

------------- ------------------------------------------------------------------------------------------------------
     4        Sources of funds (see instructions)                                                           AF

------------- ------------------------------------------------------------------------------------------------------
     5        Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)          [ ]

------------- ------------------------------------------------------------------------------------------------------
     6        Citizenship or place of organization                                                      Sweden

------------- ------------------------------------------------------------------------------------------------------
              Number of shares beneficially owned by each reporting person with:
              (7)  Sole voting power [0]
              (8)  Shared voting power [4,030,762]
              (9)  Sole dispositive power [0]
              (10) Shared dispositive power [4,030,762]

------------- ------------------------------------------------------------------------------------------------------
     11       Aggregate amount beneficially owned by each reporting person                           4,030,762

------------- ------------------------------------------------------------------------------------------------------
     12       Check if the aggregate amount in Row (11) excludes certain shares (see instructions)         [ ]

------------- ------------------------------------------------------------------------------------------------------
     13       Percent of class represented by amount in Row (11)                                         96.6%

------------- ------------------------------------------------------------------------------------------------------
     14       Type of reporting person (see instructions)                                                   CO

------------- ------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                        CUSIP NO. 204425 102
------------- ------------------------------------------------------------------------------------------------------
     1        Name of reporting person:                                                 Nordic Power Invest AB
              I.R.S. Identification Nos. of above person (entities only):               N/A

------------- ------------------------------------------------------------------------------------------------------
     2        Check the appropriate box if a member of a group (see instructions)                      (a) [x]
                                                                                                       (b) [ ]

------------- ------------------------------------------------------------------------------------------------------
     3        SEC use only

------------- ------------------------------------------------------------------------------------------------------
     4        Sources of funds (see instructions)                                                           AF

------------- ------------------------------------------------------------------------------------------------------
     5        Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)          [ ]

------------- ------------------------------------------------------------------------------------------------------
     6        Citizenship or place of organization                                                      Sweden

------------- ------------------------------------------------------------------------------------------------------
              Number of shares beneficially owned by each reporting person with:
              (7)  Sole voting power [0]
              (8)  Shared voting power [4,030,762]
              (9)  Sole dispositive power [0]
              (10) Shared dispositive power [4,030,762]

------------- ------------------------------------------------------------------------------------------------------
     11       Aggregate amount beneficially owned by each reporting person                           4,030,762

------------- ------------------------------------------------------------------------------------------------------
     12       Check if the aggregate amount in Row (11) excludes certain shares (see instructions)         [ ]

------------- ------------------------------------------------------------------------------------------------------
     13       Percent of class represented by amount in Row (11)                                         96.6%

------------- ------------------------------------------------------------------------------------------------------
     14       Type of reporting person (see instructions)                                                   CO

------------- ------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                       CUSIP NO. 204425 102
------------- ------------------------------------------------------------------------------------------------------
     1        Name of reporting person:                                                       NRG Energy, Inc.
              I.R.S. Identification Nos. of above person (entities only):                     14-1724239
------------- ------------------------------------------------------------------------------------------------------
     2        Check the appropriate box if a member of a group (see instructions)                      (a) [x]
                                                                                                       (b) [ ]

------------- ------------------------------------------------------------------------------------------------------
     3        SEC use only

------------- ------------------------------------------------------------------------------------------------------
     4        Sources of funds (see instructions)                                                           AF

------------- ------------------------------------------------------------------------------------------------------
     5        Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)          [ ]

------------- ------------------------------------------------------------------------------------------------------
     6        Citizenship or place of organization                                            Delaware, U.S.A.

------------- ------------------------------------------------------------------------------------------------------
              Number of shares beneficially owned by each reporting person with:
              (7)  Sole voting power [0]
              (8)  Shared voting power [4,030,762]
              (9)  Sole dispositive power [0]
              (10) Shared dispositive power [4,030,762]

------------- ------------------------------------------------------------------------------------------------------
     11       Aggregate amount beneficially owned by each reporting person                           4,030,762

------------- ------------------------------------------------------------------------------------------------------
     12       Check if the aggregate amount in Row (11) excludes certain shares                            [ ]

------------- ------------------------------------------------------------------------------------------------------
     13       Percent of class represented by amount in Row (11)                                         96.6%

------------- ------------------------------------------------------------------------------------------------------
     14       Type of reporting person (see instructions)                                                   CO

------------- ------------------------------------------------------------------------------------------------------

                                  TENDER OFFER

     This Rule 13D Transaction Statement (this "Statement") relates to the offer by Tosli Acquisition B.V., a Netherlands private limited liability company (the "Purchaser") and a wholly-owned subsidiary of Tosli Investments N.V., a Netherlands public limited liability company ("Tosli") that is equally owned, through subsidiaries, by NRG Energy, Inc., a Delaware corporation ("NRG") and a wholly-owned subsidiary of Northern States Power Company, a Minnesota corporation ("NSP"), and Nordic Power Invest AB, a Swedish corporation ("NPI") and a wholly-owned subsidiary of Vattenfall AB, a Swedish corporation ("Vattenfall") that is wholly-owned by the State of Sweden, to purchase all of the outstanding common shares (the "Shares"), without nominal or par value, of Compania Boliviana de Energia Electrica S.A. - Bolivian Power Company Limited, a Nova Scotia corporation (the "Company"), at a purchase price of U.S. $20.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented, dated August 26, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as amended from time to time, together constitute the "Offer" ).

ITEM 1.   SECURITY AND ISSUER.

     The name of the Issuer is Compania Boliviana de Energia Electrica S.A. -- Bolivian Power Company Limited, a Nova Scotia corporation, which has its principal executive offices at Av. Hernando Siles 5635, Obrajes, La Paz, Bolivia. The class of equity securities to which this Schedule 13D relates is the Company's common shares, without nominal or par value. The information set forth on the cover page and in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(c), (e) and (f) This Statement is being filed by the Purchaser, Tosli, NRG, NPI and Vattenfall. The information set forth in Section 9 "Certain Information Concerning the Purchaser, Tosli, NRG, NPI, Vattenfall and NSP" and Schedule A of the Offer to Purchase is incorporated herein by reference.

     (d) During the last five years, neither the Purchaser, Tosli, NRG, NPI nor Vattenfall, nor, to the best of their knowledge, any of the individuals listed in Schedule A of the Offer to Purchase has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in the "Introduction" and Section 10 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

     (a)-(e) The information set forth in the "Introduction," Section 11 "Background of the Offer; Agreements" and Section 12 "Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

     (f)-(j) The information set forth in the "Introduction" and Section 7 "Effect of the Market for the Shares; Offer on Termination of Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The information set forth in the "Introduction," Section 9 "Certain Information Concerning the Purchaser, Tosli, NRG, NPI, Vattenfall and NSP," Section 11 "Background of the Offer; Agreements," Section 12 "Purpose of the Offer; Plans for the Company" and Schedule A of the Offer to Purchase is incorporated herein by reference.

     (c) Issuer reports no transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of
Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in the "Introduction," Section 9 "Certain Information Concerning Purchaser, Tosli, NRG NPI, Vattenfall and NSP," Section 10 "Source and Amount of Funds," Section 11 "Background of the Offer; Agreements" Section 12 "Purpose of the Offer; Plans for the Company," and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)    Offer to Purchase dated August 26, 1999.

(a)(2)    Form of Letter of Transmittal.

(a)(3)    Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)    Form of Notice of Offer to Purchase.

(a)(8)    Press Release issued by the Company, dated August 26, 1999.

(b)       None

(c)(1) Employment Agreement of Roger J. Dupuis, dated October 7, 1996 (incorporated by reference to the Company's Form 10-K for the year ended December 31, 1996).

(c)(2) Employment Agreement of Roland C. Gibson, dated October 7, 1996 (incorporated by reference to the Company's Form 10-K for the year ended December 31, 1996).

(c)(3) Stockholders Agreement dated as of December 13, 1996, by and between NRG Energy, Inc. and Nordic Power Invest AB (incorporated by reference to the Company's Form 8-K dated December 19, 1986).

(c)(4) Credit Agreement dated as of August 1, 1997, by and between the Company and Corporacion Andina de Fomento. (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1990).

(c)(5) Stockholder Maintenance Agreement dated August 1, 1997, by and among NRG Energy, Inc., Nordic Power Invest AB and Corporation Andina de Fomento (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1990).

(c)(6) Form of Pledge Agreement dated as of August 1, 1997, by and among the Company, Corporacion Andina de Fomento and United States Trust Company of New York (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1997).

(c)(7) Form of Subsidiary Guaranty dated as of August 1, 1997, by and among the Company, Corporacion Andina de Fomento and all Restricted Subsidiaries of the Company made a party to the Agreement by execution of a Joinder to Guaranty in the form attached thereto (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30,
          1997).

(c)(8) Form of Indenture dated as of August 1, 1997, by and between the Company and Corporacion Andina de Fomento (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1997).

(c)(9) Development Services Agreement, dated October 9, 1998, between Cobee Development LLC and the Company (incorporated by reference to the Company's Form 10-K for the year ended December 31, 1998).

(d)       None

(e)       Not applicable.

(f)       Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 1999                 Tosli Acquisition B.V.

                                       By:  /s/ Valorie A. Knudsen
                                          --------------------------------------
                                          Valorie A. Knudsen
                                          Director of Tosli Investments N.V.

                                       And By: /s/ Gunnar Vallin
                                              ----------------------------------
                                          Gunnar Vallin
                                          Director of Tosli Investments N.V.


                                       Tosli Investments N.V.

                                       By:  /s/ Valorie A. Knudsen
                                          --------------------------------------
                                          Valorie A. Knudsen
                                          Director

                                       And By: /s/ Gunnar Vallin
                                              ----------------------------------
                                          Gunnar Vallin
                                          Director


                                       NRG Energy, Inc.

                                       By:   /s/ Valorie A. Knudsen
                                          --------------------------------------
                                          Valorie A. Knudsen
                                          Vice President, Corporate Strategy
                                          and Emerging Markets


                                       Nordic Power Invest AB

                                       By:  /s/ Gunnar Vallin
                                          --------------------------------------
                                          Gunnar Vallin
                                          President

                                       Vattenfall AB

                                       By:  /s/ Gunnar Vallin
                                          --------------------------------------
                                          Gunnar Vallin
                                          President of Nordic Power Invest AB

                                  EXHIBIT INDEX

(a)(1)    Offer to Purchase dated August 26, 1999.

(a)(2)    Form of Letter of Transmittal.

(a)(3)    Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)    Form of Notice of Offer to Purchase.

(a)(8)    Press Release issued by the Company, dated August 26, 1999.

(b)       None

(c)(1) Employment Agreement of Roger J. Dupuis, dated October 7, 1996 (incorporated by reference to the Company's Form 10-K for the year ended December 31, 1996).

(c)(2) Employment Agreement of Roland C. Gibson, dated October 7, 1996 (incorporated by reference to the Company's Form 10-K for the year ended December 31, 1996).

(c)(3) Stockholders Agreement dated as of December 13, 1996, by and between NRG Energy, Inc. and Nordic Power Invest AB (incorporated by reference to the Company's Form 8-K dated December 19, 1986).

(c)(4) Credit Agreement dated as of August 1, 1997, by and between the Company and Corporacion Andina de Fomento. (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1990).

(c)(5) Stockholder Maintenance Agreement dated August 1, 1997, by and among NRG Energy, Inc., Nordic Power Invest AB and Corporation Andina de Fomento (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1990).

(c)(6) Form of Pledge Agreement dated as of August 1, 1997, by and among the Company, Corporacion Andina de Fomento and United States Trust Company of New York (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1997).

(c)(7) Form of Subsidiary Guaranty dated as of August 1, 1997, by and among the Company, Corporacion Andina de Fomento and all Restricted Subsidiaries of the Company made a party to the Agreement by execution of a Joinder to Guaranty in the form attached thereto (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30,
          1997).

(c)(8) Form of Indenture dated as of August 1, 1997, by and between the Company and Corporacion Andina de Fomento (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1997).

(c)(9) Development Services Agreement, dated October 9, 1998, between Cobee Development LLC and the Company (incorporated by reference to the Company's Form 10-K for the year ended December 31, 1998).

(d)       None

(e)       Not applicable.

(f)       Not applicable.